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                           Filed by Harvard Bioscience, Inc.

                           Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

                           Subject Company:  Genomic Solutions Inc.
                           Commission File No.:  000-30549

This filing contains statements about Harvard Bioscience, Inc. ("HBIO"), Genomic Solutions Inc. ("GNSL") or the proposed combination of HBIO and GNSL that are not statements of historical fact and are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements involve known and unknown risks, uncertainties and other factors that may cause HBIO's and GNSL's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to statements about the impact of an acquisition on future revenues and earnings, the expected closing date of the transaction, HBIO's and GNSL's ability to consolidate and leverage the business, acquired technology, sales force or marketing expertise, the ability of GNSL to achieve HBIO's traditional growth rates and HBIO's and GNSL's plans, objectives and intentions contained in this press release that are not historical facts. In particular there is a risk that the acquisition will not generate revenues or pro forma earnings that HBIO and GNSL anticipate. Other factors that may cause HBIO's and GNSL's actual results to differ materially from those in the forward looking statements include those set forth under the heading "Important Factors That May Affect Future Operating Results" in HBIO's Annual Report on Form 10-K for the fiscal year ended December 31, 2001 and under the heading "Risk Factors" in GNSL's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, as well as other risks described in HBIO's and GNSL's public filings or factors, if any, of which HBIO and GNSL are not currently aware. HBIO and GNSL may not update these forward-looking statements, even though their situation may change in the future, unless they have obligations under the Federal securities laws to update and disclose material developments related to previously disclosed information.

Harvard Bioscience, Inc. will be filing relevant documents concerning the merger with the Securities and Exchange Commission including a registration statement on Form S-4 containing a prospectus. WE URGE INVESTORS TO READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain these documents free of charge at the SEC's website, (http://www.sec.gov). In addition, documents filed with the SEC by Harvard Bioscience, Inc. can be obtained, without charge, by directing a request to Harvard Bioscience, Inc.,
Attn: Chief Financial Officer, telephone (508) 893-8999. Harvard Bioscience, Inc. and its directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the merger. Information about the directors and executive officers of Harvard Bioscience, Inc. and their ownership of Harvard Bioscience, Inc. common stock is set forth in the proxy statement for Harvard Bioscience, Inc.'s 2002 annual meeting of stockholders as filed on Schedule 14A with the SEC on April 17, 2002. Additional

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information about the interests of those participants may be obtained from reading the definitive prospectus regarding the proposed transaction when it becomes available.

GNSL will file a proxy statement with the Securities and Exchange Commission in connection with the proposed transaction. The proxy statement will be sent to the stockholders of GNSL seeking their approval of the proposed transaction. Investors and security holders are urged to read the proxy statement because it will contain important information. When filed, this document may be obtained free of charge at the website maintained by the Securities and Exchange Commission at "www.sec.gov." This document may also be obtained free of charge by requesting it in writing from Genomic Solutions Inc., Investor Relations, 4355 Varsity Drive, Ann Arbor, Michigan 48108. GNSL and its officers and directors may be deemed to be participants in the solicitation of proxies from GNSL stockholders in favor of the merger. A description of the interests of GNSL's executive officers and directors in GNSL is set forth in the proxy statement for GNSL's annual meeting of stockholders, which was filed with the Securities and Exchange Commission on April 11, 2002.

THE FOLLOWING IS A CURRENT REPORT ON FORM 8-K FILED BY HBIO ON JULY 19, 2002:
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                       SECURITIES AND EXCHANGE COMMISSION



                             Washington, D.C. 20549


                                    FORM 8-K
                                 CURRENT REPORT


                     Pursuant to Section 13 or 15(d) of the
                         Securities Exchange Act of 1934


                Date of Report (date of earliest event reported):
                                  July 17, 2002



                            HARVARD BIOSCIENCE, INC.
             (Exact Name of Registrant as specified in its charter)



         Delaware                     0-31923                    04-3306140
(State or other jurisdiction      (Commission File            (I.R.S. Employer
     of incorporation)                Number)                Identification No.)



                 84 October Hill Road, Holliston, MA 01746-1371
              (Address of principal executive offices and zip code)

                                 (508) 893-8999
              (Registrant's telephone number, including area code)
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     This Current Report on Form 8-K may contain forward-looking statements within the meaning of the federal securities laws. Reliance should not be placed on forward-looking statements because they involve known and unknown risks and uncertainties which may cause the actual results, performance, and achievements of the Company to differ materially from the anticipated future results, performance and achievements that are expressed or implied by such forward-looking statements. Additional information concerning these risks and uncertainties is contained in the section entitled "Important Factors That May Affect Future Operating Results" of the Company's Annual Report on Form 10-K for the year ended December 31, 2001. The Company disclaims any obligation to update any of the forward-looking statements contained herein to reflect future developments or events.

ITEM 5.  OTHER EVENTS

     On July 17, 2002, Harvard Bioscience, Inc., a Delaware corporation (the "Company"), HAG Acq. Corp., a Delaware corporation and a wholly-owned subsidiary of the Company ("MergerCo"), and Genomic Solutions Inc., a Delaware corporation ("GNSL") entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which GNSL will be merged with and into MergerCo (the "Merger").

     As a result of the Merger, all of the outstanding shares of GNSL common stock will be converted into the right to receive an aggregate of $9,000,000 in cash and 3,200,000 shares of common stock, par value $0.01 per share, of the Company. The Merger, which has been approved by the boards of directors of each company, is subject to customary closing conditions and regulatory approvals, as well as the approval of the stockholders of GNSL.

     The Company also entered into voting agreements with certain stockholders of GNSL who have voting control over approximately 38% of the outstanding shares of GNSL common stock. Pursuant to the voting agreements, such stockholders have agreed to vote their GNSL shares in favor of the Merger.

     A copy of the Merger Agreement and the form of voting agreement are attached to this Current Report on Form 8-K as Exhibit 2.1 and 99.1, respectively, and are incorporated herein by reference.

ITEM 7.  FINANCIAL STATEMENTS AND EXHIBITS

         (a)      Financial Statements of the Business Acquired.

         Not applicable.

         (b)      Pro Forma Financial Information.

         Not applicable.


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         (c)      Exhibits.

                  2.1 Agreement and Plan of Merger, dated as of July 17, 2002, by and among Harvard Bioscience, Inc., HAG Acq. Corp. and Genomic Solutions Inc. (1)

                  99.1 Form of Voting Agreement, dated as of July 17, 2002, by and between Harvard Bioscience, Inc. and certain stockholders of Genomic Solutions Inc.

         (1) The exhibits and schedules to the Merger Agreement have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. The Company will furnish copies of any of the exhibits and schedules to the Securities and Exchange Commission upon request.


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


Dated:   July 19, 2002                               HARVARD BIOSCIENCE, INC.



                                                     By: /s/ David Green
                                                        ------------------------
                                                         David Green
                                                         President


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                                  EXHIBIT INDEX

2.1 Agreement and Plan of Merger, dated as of July 17, 2002, by and among Harvard Bioscience, Inc., HAG Acq. Corp. and Genomic Solutions Inc. (1)

99.1 Form of Voting Agreement, dated as of July 17, 20002, by and between Harvard Bioscience, Inc. and certain stockholders of Genomic Solutions Inc.

-----------------------------------------------------

(1) The exhibits and schedules to the Merger Agreement have been omitted from this filing pursuant to item 601(b)(2) of Regulation S-K. The Company will furnish copies of any of the exhibits and schedules to the Securities and Exchange Commission upon request.


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